Ur-Energy Completes First Uranium Sales

LITTLETON, Colo., Dec. 23, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") is pleased to announce the completion of its first product sales from the operations of the Lost Creek ISR Project.  A total of 90,000 pounds of U3O8 were sold at an average price of $62.92 per pound for gross revenues of $5.7 million.  Two US-based utility companies each purchased a portion of the delivered product.  Pricing was based on the terms of multi-year supply agreements between Ur-Energy and the buyers.

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Wayne W. Heili, President and CEO of Ur-Energy commented, "Recording our first revenue as a Company is indeed a milestone event.  Ur-Energy has achieved tremendous growth in the past year.  Starting with the initiation of construction at the Lost Creek Project in October of 2012 and carrying forward into first production and sales, the Company's team has demonstrated their competence and dedication.  With the first corporate revenues realized, Ur-Energy will now be focusing on strengthening the production performance at Lost Creek and the additional growth opportunities held in the Company's project portfolio."

About Ur-Energy
Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery uranium facility in south-central Wyoming.  The Lost Creek processing facility has a two million pounds per year nameplate capacity with a one million pound annual rate planned from the mining areas at Lost Creek.  Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada.  Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy's website is www.ur-energy.com.

Cautionary Note Regarding Forward-Looking Information
This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the ability and timing for ramp-up to full production capacity at Lost Creek for the strengthening of production performance; additional growth potential of the company's project portfolio) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energy.com	wayne.heili@ur-energy.com